Exhibit 99.1

Evogene Reports Fourth Quarter and Full Year 2023 Financial Results

Conference call and webcast: today, March 7, 2024, 9:00 am E.T.

+1-888-407-2553 or +972-3- 9180608 I https://veidan.activetrail.biz/evogeneq4-2023

Rehovot, Israel – March 7, 2024 – Evogene Ltd. (Nasdaq: EVGN, TASE: EVGN), a leading computational biology company targeting to revolutionize life-science based product discovery and development utilizing cutting edge computational biology technologies, across multiple market segments, today announced its financial results for the fourth quarter and full year period ending December 31, 2023.

Mr. Ofer Haviv, Evogene's President, and Chief Executive Officer, stated, "The Evogene Group has experienced a transformative year with industry perception of our technology and products translating into growing collaborations with world leading companies. The number and caliber of partnerships Evogene and our subsidiaries have formed speak volumes: Lavie Bio with Corteva, ICL, and Syngenta; AgPlenus with Bayer and Corteva; Casterra with a global oil and gas company; Biomica with an investment by Shanghai Healthcare Capital; and Evogene with Verb Biotics and Colors, underscore our growing influence in the life science sector.

This collaboration momentum affirms the value of Evogene's AI tech-engines: MicroBoost AI, ChemPass AI, and GeneRator AI, built on our CPB platform developed over a decade. Looking forward, we anticipate further partnerships with industry leaders, increased sales of subsidiary products like Casterra's elite castor varieties and Lavie Bio's bio-inoculant Yalos, and expansion beyond our current sectors.

These efforts not only validate our contributions but also bolster our financial position through various revenue streams, reflected in today's reported revenues of approximately $5.6 million in 2023, compared to approximately $1.7 million 2022. We anticipate continued revenue growth for the Evogene Group in 2024."

Evogene main accomplishments in 2023:

•
Partnership with Verb Biotics: Evogene collaborated with Verb Biotics, an innovative probiotics company, to identify and design probiotic bacteria that produce sustainable quantities of microbial metabolites to enhance human health and vitality in the rapidly growing probiotics market. Evogene will utilize MicroBoost AI tech-engine in the scope of this collaboration.

•
Collaboration with Colors Farm and Ben Gurion University: Evogene partnered to pioneer crustacean gene editing technology aimed at enhancing crustacean traits. This collaboration, supported by a grant from the Israel Innovation Authority, utilizes Evogene's GeneRator AI tech-engine.

•
EU Grant for Ag-Seed Division: Evogene secured a €1.2 million EU grant to develop oil-seed crops with enhanced CO2 assimilation and drought tolerance. The program, named the EIC 2022 Horizon program, supports businesses focusing on climate-focused and sustainable crop development.

Evogene subsidiaries' main accomplishments:

Casterra Ag Ltd. - provides an integrated end-to-end solution for large-scale castor bean cultivation, utilizing Evogene's GeneRator AI tech-engine:

•
Seed Orders from Leading Oil and Gas Company: Casterra received seed orders totaling $11.3 million from a world-leading oil and gas company for castor cultivation in Africa, supporting the bio-diesel industry's growth.

•
Successful Delivery of High-Yield Castor Seeds: Casterra has successfully delivered its first shipment of high-yield, high-oil castor seeds from Brazil and Zambia to Africa, valued at approximately $1 million .

•
Expansion of Production Capabilities: In March 2023, the company disclosed that it has signed agreements with existing and new seed producers in Brazil and Africa to boost its castor seed production capabilities in 2024. These agreements are projected to increase production by approximately 400 tons. The company expects that these new agreements will allow it to fulfill its existing seed orders and establish a long-term production infrastructure.

AgPlenus Ltd. - aims to develop and commercialize next-generation crop protection products, utilizing Evogene's ChemPass AI tech-engine:

•
Licensing and Collaboration Agreement with Bayer: AgPlenus signed in February 2024 a licensing and collaboration agreement with Bayer's Crop Science division to utilize AgPlenus' AI-driven computational modeling technology for designing and optimizing molecules targeting the APTH1 protein, a new mode of action identified by AgPlenus. Bayer has exclusive rights for developing and commercializing products resulting from this collaboration, with AgPlenus receiving an upfront payment, ongoing research funding, milestone payments, and royalties.

•
Milestone Achievement with Corteva: AgPlenus reached a milestone in the collaboration with Corteva for developing novel herbicides, successfully identifying a new family of molecules with herbicidal effects through a novel mode of action, APCO-12. The collaboration will continue to optimize these molecules towards commercial-level products, utilizing AgPlenus' computational technology powered by Evogene's ChemPass AI tech engine.

Biomica Ltd. - develops microbiome-based therapeutics, leveraging Evogene's MicroBoost AI tech-engine:

•	Successful Financing Round: Biomica completed a $20 million financing round in April 2023, with a $10 million investment from Shanghai Healthcare Capital, validating Biomica's long-term potential.

•
Advancements in Clinical Trials: BMC128, Biomica's flagship product targeting immune-oncology patients, progressed through Phase 1 clinical trials, assessing its safety and tolerability in combination with Bristol Myers Squibb's Opdivo® immunotherapy. Biomica expanded its operations by opening a second site at The Davidoff Cancer Center in Israel to facilitate patient recruitment.

•
Completion of Phase I Trial Enrollment: Biomica reached a significant milestone in January 2024 by completing Phase I trial enrollment for its microbiome-based immuno-oncology drug, with promising preliminary results. Initial data readout is expected in 2024.

•
Positive Interim Results in IBS Program: Biomica reported positive interim results from pre-clinical studies on its IBS program in July 2023, showing the efficacy of Biomica's live bacterial consortia, BMC426 and BMC427, in alleviating visceral pain, a major symptom of IBS. This presents promising new treatment avenues, with plans for further pre-clinical studies to prepare for clinical trials.

Lavie Bio Ltd. - develops and commercializes microbiome-based ag-biological products, utilizing Evogene's MicroBoost AI tech-engine:

•
Licensing Agreement with Corteva: Lavie Bio entered a licensing agreement granting exclusive rights to Corteva for advancing and commercializing Lavie Bio's lead bio-fungicides, LAV311 and LAV312, targeting fruit rots. This agreement, preceded by two years of independent field validation trials, included an initial payment of $5 million to Lavie Bio, with potential future milestone payments and royalties from Corteva's sales of the products.

•
Collaboration with Syngenta: Lavie Bio announced an agreement with Syngenta for the discovery and development of new biological insecticidal solutions. Leveraging Lavie Bio's technology platform, this collaboration aims to rapidly identify and optimize bio-insecticide candidates, further strengthening Lavie Bio's position in the agricultural market.

•	Achievements of Yalos™ Bio-Inoculant:

-	Obtained regulatory approval from the Canadian Food Inspection Agency (CFIA), significantly expanding its sales territory.

-	Expanded scope to include durum and barley varieties across the U.S. and Canada, following successful field trials demonstrating approximately 7% yield increase.

-	Secured an exclusive distribution agreement with WinField United Canada, focusing on spring wheat, durum, and barley crops in key Canadian agricultural regions.

Canonic Ltd. - provides tailored medical cannabis products to optimize consumer well-being, utilizing Evogene's GeneRator AI tech-engine.

In the third quarter of 2023, Evogene announced that it had decided to reduce its investment in Canonic in response to challenging market conditions in the medical cannabis sector. Currently, Evogene is announcing advanced discussions regarding the potential transfer of Canonic's operations to a third party. However, the completion and terms of such a transfer remain uncertain.

Consolidated Financial Results Summary

•
As of December 31, 2023, Evogene's consolidated cash, cash equivalents, and short-term bank deposits totaled approximately $31.1 million. Alongside Casterra, Canonic, and AgPlenus, Evogene had an aggregate cash reserve of $12.4 million, with Biomica holding $12.7 million and Lavie Bio $6.0 million.

•
In July 2023, Evogene entered into securities purchase agreements with institutional investors in a registered direct offering of shares only. The gross proceeds from the offering were approximately $8.5  million.

•
In 2024, Evogene anticipates a significant decrease in cash usage to approximately $8 million, excluding Lavie Bio and Biomica, compared to $12.5 million in 2023. This reduction is primarily driven by an expected revenue increase and decrease in Canonic's expenses. The total consolidated burn rate is projected to decline as well to $21 million in 2024, down from $23.1 million in 2023.

•	The company does not have any bank debt.

•
Revenues for 2023 were approximately $5.6 million, in comparison to approximately $1.7 million in 2022. The revenue increase was primarily due to the $2.5 million generated by Lavie Bio as a licensing fee in the frame of its collaboration with Corteva, as well as revenues recognized from Casterra's sale of castor seeds.

•
In the fourth quarter of 2023 R&D expenses, reported net of non-refundable grants, reached approximately $5.5 million, compared to about $4.8 million in the same period the previous year. For the full year 2023, R&D expenses remained steady at approximately $20.8 million, in line with 2022 figures. Key drivers of R&D expenditure throughout 2023 included the activities of Lavie Bio and the development efforts of Biomica.

•
In the fourth quarter of 2023, sales and marketing expenses totaled approximately $1.0 million, showing a slight decrease from approximately $1.2 million in the same period the previous year. Throughout the full year 2023, sales and marketing expenditures amounted to approximately $3.6 million, compared to approximately $3.9 million in 2022.

•
In the fourth quarter of 2023, general and administrative expenses were approximately $1.2 million, down from about $1.7 million in the same period the previous year. For the full year 2023, these expenses totaled around $6.1 million, compared to approximately $6.5 million in 2022, mainly due to decreased directors' and officers' insurance costs.

•
Other income - In the fourth quarter of 2022, the company received $3.5 million from Bayer under the joint seed traits collaboration agreement, as part of a restructuring and release of the patent filing, prosecution, and maintenance obligations under the collaboration.

•
In the fourth quarter of 2023, the company's operating loss increased to approximately $7.6 million from $3.8 million in the same period the previous year, mainly due to the absence of other income recorded in 2022. For the full year 2023, the operating loss was approximately $26.5 million, slightly lower than the $26.9 million reported in 2022 mainly due to the significant increase of revenues in 2023 offset by the other income recorded in 2022.

•
In the fourth quarter of 2023, the company's net financing income amounted to approximately $287 thousand, a significant increase from approximately $6 thousand in the same period the previous year. For the full year 2023, net financing income totaled approximately $521 thousand, compared to net financing expenses of approximately $2.8 million in the same period in the previous year. This difference between periods was primarily driven by fluctuations in the U.S. Dollar and the New Israeli Shekel exchange rates, changes in the value of marketable securities, and interest income compared to the previous year.

•
In the fourth quarter of 2023, the company reported a net loss of approximately $7.3 million, compared to a net loss of approximately $3.8 million in the same period the previous year. This increase in net loss during the fourth quarter of 2023 is primarily attributed to other income received in 2022, as mentioned above. For the full year 2023, the net loss amounted to approximately $26.0 million, a decrease from the net loss of approximately $29.8 million reported for 2022.

***
For the financial tables, click here

For Evogene's updated presentation click here.

Conference Call & Webcast Details:

Date: March 7, 2024

Time: 9:00 am E.T.; 16:00 Israel time

To join the conference call, please use the following numbers: +1-888-407-2553 toll-free from the United States or +972-3- 9180608 internationally. Or at https://veidan.activetrail.biz/evogeneq4-2023

A replay of the conference call will be available approximately two hours following the completion of the call. To access the replay, please dial +1-888-326-9310 toll-free from the United States or +972-3-925-5901 internationally. The telephone replay will be accessible for three days, but an archive of the webcast will be available from the webcast link for the following twelve months.

About Evogene:

Evogene Ltd. (Nasdaq: EVGN, TASE: EVGN) is a computational biology company leveraging big data and artificial intelligence, aiming to revolutionize the development of life-science based products by utilizing cutting-edge technologies to increase the probability of success while reducing development time and cost.

Evogene established three unique tech-engines - MicroBoost AI, ChemPass AI and GeneRator AI.  Each tech-engine is focused on the discovery and development of products based on one of the following core components: microbes (MicroBoost AI), small molecules (ChemPass AI), and genetic elements (GeneRator AI).

Evogene uses its tech-engines to develop products through strategic partnerships and collaborations, and its five subsidiaries including:

1.	Biomica Ltd. (www.biomicamed.com) developing and advancing novel microbiome-based therapeutics to treat human disorders powered by MicroBoost AI;

2.	Lavie Bio Ltd. (www.lavie-bio.com) - developing and commercially advancing, microbiome based ag-biologicals powered by MicroBoost AI;

3.	AgPlenus Ltd. (www.agplenus.com) -developing next generation ag chemicals for effective and sustainable crop protection powered by ChemPass AI;

4.	Canonic Ltd. (www.canonicbio.com) – developing medical cannabis products based on decoding plant genetics for optimized therapeutic effect powered by GeneRator AI; and

5.
Casterra Ag Ltd. (www.casterra.co)– developing and marketing superior castor seed varieties producing high yield and high-grade oil content, on an industrial scale for the biofuel and other industries powered by GeneRator AI.

For more information, please visit: www.evogene.com.

Forward Looking Statements

This press release contains "forward-looking statements" relating to future events. These statements may be identified by words such as "may", "could", "expects", "hopes" "intends", "anticipates", "plans", "believes", "scheduled", "estimates" or words of similar meaning. For example, Evogene is using a forward-looking statement in this press release when it discusses further partnerships with industry leaders, increased sales of subsidiary products like Casterra's elite castor varieties and Lavie Bio's bio-inoculant YalosTM, expansion beyond its current sectors, continued revenue growth for the Evogene group in 2024, expected decrease in cash usage in 2024, potential transfer of Canonic's operations to a third party, increased production of Casterra, commercialization of AgPlenus and Lavie Bio’s products and the timing and results of the clinical trials and pre-clinical trials of Biomica's products. Such statements are based on current expectations, estimates, projections and assumptions, describe opinions about future events, involve certain risks and uncertainties which are difficult to predict and are not guarantees of future performance. Therefore, actual future results, performance or achievements of Evogene and its subsidiaries may differ materially from what is expressed or implied by such forward-looking statements due to a variety of factors, many of which are beyond the control of Evogene and its subsidiaries, including, without limitation, the current war between Israel and Hamas and any worsening of the situation in Israel such as further mobilizations or escalation in the northern border of Israel and those risk factors contained in Evogene's reports filed with the applicable securities authority. In addition, Evogene and its subsidiaries rely, and expect to continue to rely, on third parties to conduct certain activities, such as their field trials and pre-clinical studies, and if these third parties do not successfully carry out their contractual duties, comply with regulatory requirements or meet expected deadlines, Evogene and its subsidiaries may experience significant delays in the conduct of their activities. Evogene and its subsidiaries disclaim any obligation or commitment to update these forward-looking statements to reflect future events or developments or changes in expectations, estimates, projections and assumptions.

Contact
Rachel Pomerantz Gerber
Head of Investor Relations at Evogene
rachel.pomerantz@evogene.com
Tel: +972-8-9311901

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands

	December 31,	December 31,
	2023	2022
	(Unaudited)	(Audited)
CURRENT ASSETS:
Cash and cash equivalents	$20,772	$28,980
Short-term bank deposits	10,291	-
Marketable securities	-	6,375
Trade receivables	357	348
Other receivables and prepaid expenses	2,973	1,482
Inventories	76	566

	34,469	37,751
LONG-TERM ASSETS:
Long-term deposits and other receivables	28	74
Deferred taxes	-	94
Right-of-use-assets	980	1,568
Property, plant and equipment, net	2,455	2,499
Intangible assets, net	13,169	14,140

	16,632	18,375

	$51,101	$56,126
CURRENT LIABILITIES:
Trade payables	$1,785	$1,036
Employees and payroll accruals	2,537	1,987
Lease liability	853	884
Liabilities in respect of government grants	388	79
Deferred revenues and other advances	362	22
Other payables	1,019	1,617

	6,944	5,625
LONG-TERM LIABILITIES:
Lease liability	285	932
Liabilities in respect of government grants	4,426	4,665
Other advances	393	-
Convertible SAFE	10,368	10,114

	15,472	15,711
SHAREHOLDERS' EQUITY:
Ordinary shares of NIS 0.02 par value: Authorized – 150,000,000 ordinary shares; Issued and outstanding –50,584,888 shares on December 31, 2023 and 41,260,439 shares on December 31, 2022	286	235
Share premium and other capital reserve	269,353	261,402
Accumulated deficit	(257,586)	(233,707)

Equity attributable to equity holders of the Company	12,053	27,930

Non-controlling interests	16,632	6,860

Total equity	28,685	34,790

	$51,101	$56,126

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

U.S. dollars in thousands (except share and per share amounts)

	Year ended December 31,		Three months ended December 31,
	2023	2022	2023	2022
	(Unaudited)	(Audited)	(Unaudited)

Revenues	$5,640	$1,675	$578	$660
Cost of revenues	1,692	909	398	364

Gross profit	3,948	766	180	296

Operating expenses (income):

Research and development, net	20,777	20,792	5,545	4,753
Sales and marketing	3,611	3,933	1,033	1,168
General and administrative	6,068	6,482	1,230	1,657
Other income	-	(3,500)	-	(3,500)

Total operating expenses, net	30,456	27,707	7,808	4,078

Operating loss	(26,508)	(26,941)	(7,628)	(3,782)

Financing income	1,486	516	358	169
Financing expenses	(965)	(3,329)	(71)	(163)

Financing income (expenses), net	521	(2,813)	287	6

Loss before taxes on income	(25,987)	(29,754)	(7,341)	(3,776)
Taxes on income (tax benefit)	(33)	90	(4)	45

Loss	$(25,954)	$(29,844)	$(7,337)	$(3,821)

Attributable to:
Equity holders of the Company	(23,879)	(26,638)	(6,601)	(2,998)
Non-controlling interests	(2,075)	(3,206)	(736)	(823)

	$(25,954)	$(29,844)	$(7,337)	$(3,821)

Basic and diluted loss per share, attributable to equity holders of the Company	$(0.52)	$(0.65)	$(0.13)	$(0.07)

Weighted average number of shares used in computing basic and diluted loss per share	45,685,619	41,210,184	50,584,888	41,234,438

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,		Three months ended December 31,
	2023	2022	2023	2022
	(Unaudited)	(Audited)	(Unaudited)
Cash flows from operating activities:

Loss	$(25,954)	$(29,844)	$(7,337)	$(3,821)

Adjustments to reconcile loss to net cash used in operating activities:

Adjustments to the profit or loss items:

Depreciation	1,641	1,513	418	396
Amortization of Intangible assets	971	1,067	245	245
Share-based compensation	1,877	1,186	113	291
Revaluation of convertible SAFE	254	114	77	114
Net financing expenses (income)	(666)	2,979	(460)	(149)
Decrease in accrued bank interest	-	7	-	-
Gain from sale of property, plant and equipment	(26)	-	-	-
Taxes on income (tax benefit)	(33)	90	(4)	45

	4,018	6,956	389	942
Changes in asset and liability items:

Decrease (increase) in trade receivables	(9)	(67)	988	104
Decrease (increase) in other receivables	(1,445)	1,113	(1,025)	670
Decrease (increase) in inventories	490	(474)	37	(401)
Decrease (increase) in deferred taxes	94	(94)	94	(94)
Increase (decrease) in trade payables	742	(469)	563	131
Increase (decrease) in employees and payroll accruals	550	(675)	478	(337)
Increase (decrease) in other payables	(534)	48	(67)	634
Decrease in deferred revenues and other advances	(288)	(153)	(478)	(338)

	(400)	(771)	590	369

Cash received (paid) during the period for:

Interest received	905	186	472	68
Interest (paid) received, net	(115)	(165)	(23)	191
Taxes paid	(31)	(40)	(16)	(6)

Net cash used in operating activities	$(21,577)	$(23,678)	$(5,925)	$(2,257)

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,		Three months ended December 31,
	2023	2022	2023	2022
	(Unaudited)	(Audited)	(Unaudited)
Cash flows from investing activities:

Purchase of property, plant and equipment	$(785)	$(1,171)	$(86)	$(199)
Proceeds from sale of marketable securities	6,924	12,356	-	4
Purchase of marketable securities	(503)	(911)	-	(252)
Proceeds from sale of property, plant and equipment	26	-	-	-
Withdrawal from (investment in) bank deposits, net	(10,200)	3,000	(500)	-

Net cash provided by (used in) investing activities	(4,538)	13,274	(586)	(447)

Cash flows from financing activities:

Issuance of a subsidiary preferred shares to non-controlling interests	9,523	-	-	-
Proceeds from issuance of ordinary shares, net of issuance expenses	8,449	21	45	21
Proceeds from issuance of convertible SAFE	-	10,000	-	-
Proceeds from exercise of options	-	7	-	-
Repayment of lease liability	(836)	(803)	(212)	(437)
Proceeds from government grants	1,089	149	20	60
Repayment of government grants	(73)	(31)	-	-

Net cash provided by (used in) financing activities	18,152	9,343	(147)	(356)

Exchange rate differences - cash and cash equivalent balances	(245)	(2,284)	99	180

Decrease in cash and cash equivalents	(8,208)	(3,345)	(6,559)	(2,880)

Cash and cash equivalents beginning of the period	28,980	32,325	27,331	31,860

Cash and cash equivalents end of the period	$20,772	$28,980	$20,772	$28,980

Significant non-cash activities

Acquisition of property, plant and equipment	$81	$74	$81	$74
Increase of right-of-use-asset recognized with corresponding lease liability	$194	$90	$59	$71